UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 31)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On October 14, 2002, Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome Inc., lodged a Thirty First Supplementary Bidder's Statement with the Australian Securities & Investments Commission.

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Asia Pacific Limited.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

PLACER DOME ASIA PACIFIC LIMITED

THIRTY FIRST SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on:

27 May 2002	7 June 2002	11 June 2002	17 June 2002	24 June 2002
26 June 2002	27 June 2002	4 July 2002	10 July 2002	12 July 2002
25 July 2002	29 July 2002	30 July 2002	31 July 2002	2 August 2002
6 August 2002	7 August 2002	8 August 2002	16 August 2002	19 August 2002
28 August 2002	30 August 2002	9 September 2002	10 September 2002	20 September 2002
23 September 2002	2 October 2002	11 October 2002		

("**Previous Supplementary Bidder's Statements**").

This Thirty First Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Placer Dome Inc. Press Release

Attached as Annexure A is a press release by Placer Dome Inc. in relation to the announcement by AurionGold of its revised recommendation in relation to the Offer.

Dated: 14 October 2002

SIGNED by **PETER TOMSETT** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 14 October 2002.

Peter Tomsett
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 14 October 2002. ASIC does not take any responsibility for the contents of this Statement.

ANNEXURE A - PLACER DOME INC. PRESS RELEASE


goldstory
PDG

PLACER DOME WELCOMES AURIONGOLD REVISED RECOMMENDATION

Vancouver, Canada, October 13, 2002; Brisbane, Australia, October 14, 2002:

Placer Dome Inc. ("Placer Dome") is pleased by the announcement by the Board of AurionGold Limited ("AurionGold") that it has revised its recommendation in relation to the takeover offer by Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome (TSX: PDG, NYSE: PDG, ASX: PDG) (the "Offer").

Revised Recommendation of the AurionGold Directors

Each of the AurionGold Directors has recommended that remaining AurionGold shareholders, having regard to their individual circumstances, either accept the Offer or sell their shares on market while the Offer remains open.

The AurionGold Directors who hold AurionGold shares have stated that they intend to either accept the Offer for all of their shares, sell all of their shares on market, or accept the Offer for part of their shares and sell the balance of their shares on market.

Key Considerations for AurionGold shareholders

The factors influencing the Board of AurionGold to change their recommendation include:

- **AurionGold's share price may decline if the Offer closes**;
- **Placer Dome's shareholding is likely to eliminate the possibility of a rival takeover offer in the future;**
- **It is likely that AurionGold shares will suffer from reduced liquidity on the ASX** and there is a risk that AurionGold could be fully or partially removed from certain market indices due to lack of free float and/or liquidity;
- **There is an increased probability that Placer Dome will achieve relevant shareholding thresholds** of 80% to allow it to provide capital gains tax rollover relief for qualifying shareholders and 100% to maximize the takeover synergies which will benefit those AurionGold shareholder who receive Placer Dome shares pursuant to its Offer.

Suite 1600, Bentall IV 1055 Dunsmuir Street
(PO Box 49330, Bentall Postal Station)
Vancouver, British Columbia, Canada V7X 1P2

Tel: 604.682.7082
Fax: 604.682.7092
Visit us at www.placerdome.com

PLACER DOME INC.

Jay Taylor, President and Chief Executive of Placer Dome, said:

"We are delighted that AurionGold's Board has revised its recommendation.

"Placer Dome aims to increase its ownership so that tax rollover relief will become available to qualifying AurionGold shareholders and so that, on reaching 100% ownership, the full benefit of synergies will be available to the combined group.

"A large number of AurionGold shareholders have already accepted the Offer giving Placer Dome a shareholding in AurionGold of around 45%. AurionGold shareholders who accept the Offer will participate in the value expected to be created from the combination of Placer Dome and AurionGold.

"We look forward to welcoming the remaining AurionGold shareholders as shareholders in the enlarged Placer Dome."

AurionGold has requested that Placer Dome extend the Offer further to allow shareholders adequate time, following payment of the AurionGold dividend, to consider their position in light of the change in recommendation. Placer Dome is considering this request and will respond to shareholders shortly.

Placer Dome's Offer is open and capable of immediate acceptances. It is scheduled to close at 6:00pm (AEST) on 25 October 2002. Acceptance procedures are outlined in the Placer Dome Bidder's Statement dispatched to AurionGold shareholders on 11 June 2002.

-end-

FOR SHAREHOLDER INQUIRIES PLEASE CONTACT:

Placer Dome shareholder information line:

In Australia	1 800 222 212
International	+61 2 9353 2055

FOR ANALYST INQUIRIES PLEASE CONTACT:

Placer Dome Inc.
Brenda Radies
(1 604) 661 1911

In Australia:
Richard Phillips
Macquarie Bank Limited
(61 3) 9635 8360

In North America:
George Brack
Macquarie North America Ltd
(1 604) 605 1762

FOR MEDIA INQUIRIES PLEASE CONTACT:

Placer Dome Inc.
Brenda Radies
(1 604) 661 1911

In Australia:
Hinton & Associates
Lisa Keenan
(61 3) 9600 1979

In the United States:
Citigate Sard Verbinnen
Paul Verbinnen / Paul Caminiti
(1 212) 687 8080

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On the Internet: www.placerdome.com

CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.

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PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/ Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Vice-President, Associate General Counsel and Assistant Secretary

October 14, 2002